

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2015

Via E-mail
Dale Hutchins
President
Innovation Economy Corporation
1650 Spruce Street, Suite 500
Riverside, CA 92507

> **Re:** **Innovation Economy Corporation**
> **Amendment No. 3 Registration Statement on Form S-1**
> **Filed May 21, 2015**
> **File No. 333-203238**

Dear Mr. Hutchins:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 7, 2015 letter.

General

1. We note your disclosure that if your securities are not approved for listing on NASDAQ that you may in your sole discretion cancel some or all of this offering. Please revise to disclose:
   * how you would decide to cancel only 'some' versus "all" of the offering;
   * how you would decide how much of the offering to cancel;
   * whether there is any minimum amount of proceeds that that you expect to retain, even if you cancel a portion of the offering; and
   * if you decide to cancel some of the offering, how you will decide which investors will be excluded from the offering and therefore get a refund of their purchase price, or whether the cancellation will be pro rata.

2. We note your disclosure that your will return escrow funds if you cancel some or all of the offering. According to the Plan of Distribution, only non-US investors will deposit funds to an escrow account. Other investors will deposit funds into a BANQ account and those funds "will not be held in a separate escrow account or otherwise segregated as part of the offering." Please revise your disclosure to explain how you will refund US investors who have deposited funds into accounts with BANQ, rather than into escrow.

3. We note your disclosure that the offering will close on June 25, 2015, 45 days after you commence it. Please update to reflect the correct date that the offering will close.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Richard Baumann (*via e-mail*)
    Ellenoff Grossman & Schole LLP